1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Brian Szilagyi

Re:  Angel Oak Financial Strategies Income Term Trust (File Nos. 333-281824 and 811-23358)

Dear Mr. Szilagyi:

This letter responds to comments conveyed via telephone on November 5, 2024, to Brooke Clark and Mary Anne Morgan in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) Pre-Effective Amendment No. 1 to its registration statement on Form N-2 filed on October 30, 2024 (the “Registration Statement”). The Fund intends to file Pre-Effective Amendment No. 2 to the Registration Statement, which will reflect the responses below. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

1.  Comment: Please include the senior securities table for the same periods presented in the financial highlights in accordance with Item 4.3 of Form N-2.

Response: The Fund will update the disclosure accordingly.

2.  Comment: In the table included in the section “Price Range of Common Shares,” please present information for each full quarterly period within the two most recent fiscal years in accordance with Item 8.(5)(b) of Form N-2.

Response: The Fund will update the disclosure accordingly.

3.  Comment: In any consent of the independent registered public accounting firm filed in connection with the Registration Statement, please include the words “for the” immediately prior to the words “year ended January 31, 2024.”

Response: The Fund confirms that the disclosure will be updated accordingly in any consent of the independent registered public accounting firm filed in connection with the Registration Statement.

* * * Should you have any questions or comments, please contact me at 202.261.3304. Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen